
January 5, 2024

Jaisim Shah
Chief Executive Officer
Scilex Holding Co
960 San Antonio Road
Palo Alto, CA 94303

> **Re: Scilex Holding Co**
> **Registration Statement on Form S-3**
> **Filed December 22, 2023**
> **File No. 333-276245**

Dear Jaisim Shah:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Our Preferred Stock, page 11

1. With respect to the Stock Purchase Agreement entered into on September 21, 2023, please disclose that you repurchased all of the shares of Scilex preferred stock owned by Sorrento.

Item 16. Exhibits, page II-2

2. Please file all material exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that you have incurred significant debt in connection with Sorrento's bankruptcy, including a $101,875,000 Note with Oramed Pharmaceuticals. Alternatively, please provide an analysis supporting your determination that such filing is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jimmy (CF) McNamara at 202-551-7349 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth Razzano